STEVEN W. EVANS

89 Daniel Boone Drive
Barbourville, Kentucky 40906

February 9, 2012

Mr. Scott Haire
President and Chairman of the Board
Wound Management Technologies, Inc.
777 Main Street
Suite 3100
Fort Worth, TX 76102

Dear Scott:

Due to pressing personal business that is requiring me to exit some of my involvements, it is with regret that I must resign my current board position. I feel that after a recess from several of my outside activities, I will be in a position to once again assist in any manner that you might see needed.

Sincerely,

Steven W. Evans

SWE/lgc

Phone: (606) 546-4100 Fax: (606) 546-9392